UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SUN HEALTHCARE GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	85-0410612
(State of incorporation or organization)	(IRS Employer Identification No.)

18831 Von Karman, Suite 400 Irvine, CA	92612
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Series A Junior Participating Preferred Stock Purchase Rights	The Nasdaq Global Select Market

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On May 24, 2010, the Board of Directors (the “Board”) of Sun Healthcare Group, Inc. (the “Company”) declared a dividend distribution of one purchase right (a “Right”) for each outstanding share of common stock of the Company, par value $0.01 per share (“Common Stock”), payable to its stockholders of record at the close of business on June 3, 2010, and issuable as of that date. Except in the circumstances described below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Preferred Stock” and each one one-thousandth of a share of Preferred Stock, a “Unit”), at a price of $50.00 per Unit, subject to adjustment (as adjusted, the “Purchase Price”). The rights of a holder of a Unit are substantially equivalent to the rights of a holder of a share of Common Stock. The description and terms of the Rights are set forth in a Rights Agreement, dated May 24, 2010 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Stock.

The Rights will be evidenced by the Common Stock certificates, and Rights relating to shares of Common Stock not represented by certificates will be represented by notation on the records of the Company, until the close of business on the earlier to occur of (i) a public announcement or filing that a person or group of affiliated or associated persons has become an “Acquiring Person”, which is defined as a person who, at any time after the date of the Rights Agreement, has acquired, or obtained the right to acquire, beneficial ownership of 9.9% or more of the Common Stock then outstanding, which includes Common Stock referenced in derivative transactions and securities, subject to certain exceptions or (ii) the tenth day (or a later date determined by the Board) after the commencement of a tender or exchange offer, the consummation of which would result in a person becoming an Acquiring Person (the earlier of these dates is called the “Distribution Date”).

As soon as practicable following the Distribution Date, the Rights Agent will, if requested to do so by the Company, mail separate certificates evidencing the Rights (“Right Certificates”) to holders of record of shares of the Common Stock as of the close of business on the Distribution Date, and those separate certificates alone will evidence the Rights from and after the Distribution Date.

Each of the following persons will not be deemed to be an Acquiring Person, even if they have acquired, or obtained the right to acquire, beneficial ownership of 9.9% or more of the shares of Common Stock then outstanding: (i) certain persons who would otherwise qualify as an Acquiring Person as of the close of business on May 24, 2010 for any purpose of the Rights Agreement on or after such date unless and until such time as such person acquires beneficial ownership of additional shares of Common Stock representing 2% or more of the shares of Common Stock then outstanding, unless, upon becoming the beneficial owner of such additional shares of Common Stock, such person is not then the beneficial owner of 9.9% or more of the shares of Common Stock then outstanding, (ii) in certain cases, the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company; (iii) in certain cases, any underwriter acting under an agreement with the Company; (iv) certain persons who become the beneficial owner of 9.9% or more of the shares of Common Stock then outstanding, with the prior approval of the Board (so long as the person’s beneficial ownership level does not exceed the level approved by the Board); (v) certain persons who become an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock, unless the person thereafter becomes the beneficial owner of any additional shares of Common Stock, without the prior approval of the Board; (vi) any person who becomes the beneficial owner of 9.9% or more of the shares of Common Stock then outstanding inadvertently, in the judgment of the Board, and within 15 business days after discovering that it would be an Acquiring Person (but for this exception) the person notifies the Board and as promptly as practicable (as determined by the Board) the person divests itself of beneficial ownership of a sufficient number of shares of Common Stock so that the person would not be an Acquiring Person (regardless of this exception); and (vii) certain persons who qualify as an Acquiring Person on the date of public announcement of the Rights Agreement, and within 10 business days after the Board discovers that such person qualifies as an Acquiring Person but for the operation of this exception, the Board determines, in its sole discretion, that such person is exempt from the definition of Acquiring Person.

The Rights are not exercisable until after the Distribution Date. The Rights will expire at the close of business on the earlier of (i) the first anniversary of the adoption of the Rights Agreement or (ii) the effective time of the merger of the Company into another corporation holding the Company’s owned real estate assets in which the surviving corporation’s charter contains usual and customary excess share provisions associated with real estate investment trusts as defined in Section 856 of the Internal Revenue Code of 1986, as amended (the “Code”), unless earlier redeemed by the Company, as described below.

The Purchase Price, and the number of Units or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The Purchase Price and the number of Units or other securities or property issuable upon exercise of the Rights are also subject to adjustment from time to time in the event of a Common Stock dividend on, or a subdivision or combination of, the shares of Common Stock.

In the event any person becomes an Acquiring Person or any person becomes the beneficial owner (as such term is defined in clause (v) of the definition of beneficial owner in the Rights Agreement) of shares of Common Stock then outstanding that would result in the Company being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), then each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of Common Stock (or, in the discretion of the Board, such number of Units) having a value (determined based on the market value of the Common Stock) at the time the person becomes an Acquiring Person equal to twice the Purchase Price. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person will become null and void. After such an event, to the extent that an insufficient number of shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then shares of Preferred Stock, other securities of the Company, assets, or cash, in proportions determined by the Company, so that the aggregate value received is equal to twice the Purchase Price. However, in no event will the Company be required to issue such securities, assets or cash upon the exercise of a Right if doing so would, in the judgment of the Board, violate the terms of any material agreement of the Company or any of its subsidiaries or is otherwise inadvisable, including, without limitation, any agreement or instrument evidencing indebtedness for borrowed money. Any such required issuance will be deferred until such time as such issuance by the Company becomes legally permitted under the terms of any such agreement or instrument.

The Rights Agreement provides that, on or after a public announcement or filing indicating that a person has become an Acquiring Person, if the Company is acquired in a merger or other business combination (in which any shares of Common Stock are changed into or exchanged for other securities or assets) or more than 30% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions, proper provision will be made so that each registered holder of a Right will have the right to receive, upon payment of the Purchase Price, in lieu of Units, that number of shares of common stock of the acquiring company having a value at the time of that transaction equal to two times the Purchase Price.

No fractional Units will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash equal to the fraction of the then current value of a Unit may be made.

At any time after a person becomes an Acquiring Person, the Board may exchange all or part of the outstanding Rights (other than those held by an Acquiring Person) for shares of the Common Stock at an exchange rate of one share of Common Stock for each Right. The Company will promptly give public notice of any exchange (although failure to give notice will not affect the validity of the exchange).

At any time until a person has become an Acquiring Person (and prior to the giving of notice of the exchange or redemption, as applicable to the holders of the Rights), or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the “Redemption Price”).

Immediately upon the action of the Board authorizing exchange or redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive (if applicable) the shares of Common Stock issuable in connection with the exchange or the Redemption Price without any interest thereon.

Until a person has become an Acquiring Person, or thereafter under certain circumstances, the Company may amend the Rights Agreement in any manner. The Company may also amend the Rights Agreement after a person has become an Acquiring Person, to cure ambiguities, to correct defective or inconsistent provisions or in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

The Rights have anti-takeover effects. The Rights will cause substantial dilution to a person that attempts to acquire the Company without obtaining the approval of the Board, the redemption of the Rights or an amendment to the Rights Agreement permitting the acquisition. However, the Rights generally should not interfere with any merger or other business combination approved by the Board.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached to this registration statement on Form 8-A as Exhibit 4.1 and is incorporated herein by reference.

Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment per share equal to the greater of (i) $10.00 and (ii) an aggregate amount of 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions (other than stock dividends payable in Common Stock), declared on the outstanding shares of Common Stock. Upon liquidation, the holders of Preferred Stock will be entitled to a liquidation preference of $10.00 per share, plus an amount equal to the accrued and unpaid dividends and distributions thereon (the “Liquidation Preference”). Following payment of the Liquidation Preference, no additional distributions will be made to the holders of Preferred Stock unless, prior thereto, the holders of Common Stock have received an amount equal to the quotient obtained by dividing (1) the Liquidation Preference by (2) 1,000 (as adjusted under the Certificate of Designations of the Series A Junior Participating Preferred Stock). Each share of Preferred Stock will have 1,000 times the number of votes that each share of Common Stock has on matters submitted to a vote of the stockholders of the Company. The holders of Preferred Stock vote together as one class with the holders of Common Stock on all matters holders of Preferred Stock and Common Stock are entitled to vote upon. Upon any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. The shares of Preferred Stock are not redeemable.

The foregoing description of the terms of the Series A Junior Participating Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, Rights and Preferences of the Series A Junior Participating Preferred Stock, a copy of which is attached to this registration statement on Form 8-A as Exhibit 3.3 and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Sun Healthcare Group, Inc., as amended (incorporated herein by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2008).

3.2	Amended and Restated Bylaws of Sun Healthcare Group, Inc. (incorporated herein by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2007).

3.3	Certificate of Designations, Rights and Preferences of the Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on May 24, 2010.

4.1	Rights Agreement, dated May 24, 2010, between Sun Healthcare Group, Inc. and American Stock Transfer & Trust Company, LLC.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Sun Healthcare Group, Inc.

Dated: May 24, 2010	By:	/S/ MICHAEL NEWMAN
	Name:	Michael Newman
	Title:	Executive Vice President

Exhibit Index

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation of Sun Healthcare Group, Inc., as amended (incorporated herein by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 7, 2008).

3.2	Amended and Restated Bylaws of Sun Healthcare Group, Inc. (incorporated herein by reference to Exhibit 3.2 of the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2007).

3.3	Certificate of Designations, Rights and Preferences of the Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on May 24, 2010.

4.1	Rights Agreement, dated May 24, 2010, between Sun Healthcare Group, Inc. and American Stock Transfer & Trust Company, LLC.